Exhibit 99.1

SKF Acquires Leading US Industrial Seals Company

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 6, 2006--SKF has acquired 51% of the shares of the North American seals company Macrotech Polyseal Inc.

As part of the agreement SKF will acquire the remaining 49% within three years. Macrotech is a leader in fluid power seals based on polyurethane (PU) technologies and engineered plastics (mainly PTFE - PolyTetraFluoroEthylene) for the industrial customers in the US market.

Macrotech is based in Salt Lake City, Utah, with two factories and 397 employees. Yearly sales amount to approximately USD 33 million (SEK 250 million). The purchase price for 51% of the shares of the company was approximately USD 21 million (SEK 160 million).

The product range comprises mainly injection molded PU hydraulic seals. The biggest customer segments are fluid power (mainly hydraulics) and process equipment. Some 95% of Macrotech's customers are to be found in the North American market.

This acquisition strengthens SKF's position in industrial seals by bringing to the Group new products and new technologies. Geographically, SKF's global organization will also be able to bring Macrotech's products to markets outside North America.

Macrotech will be part of SKF Sealing Solutions, a unit within the Automotive Division that is responsible for the development, manufacturing and sales of all seals within the Group, excluding the aerospace seals.

Gothenburg April 6, 2006 Aktiebolaget SKF (publ.)

For further information, please contact:

PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel:+46 (0)31 3371994, e-mail: marita.bjork@skf.com

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